SEC Mail Processing Section

AUG 30 2012

Washington DC 402



SECUR[illegible] [illegible]SION

12062754

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 37613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST WESTERN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 AIRPORT FREEWAY, SUITE 409
(No. and Street)

FORT WORTH	TEXAS	76182-0159
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RANDY FERGUSON (817)553-1492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD, BAUMEISTER & FRAZIER, LLP
(Name – *if individual, state last, first, middle name*)

512 MAIN STREET, SUITE 1500	FORT WORTH	TEXAS	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDY FERGUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WESTERN SECURITIES, INC., as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF TEXAS
ROCHELLE M. KNIGHT
My Commission Expires
October 22, 2014

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (SEE STATEMENT OF CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.(NOT APPLICABLE)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.(NOT APPLICABLE)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 1 A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2012
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

SB&F
SANFORD, BAUMEISTER
& FRAZIER, LLP
Certified Public Accountants and Consultants
Keeping you in the black, not in the dark

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2012
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

FIRST WESTERN SECURITIES, INC.
INDEX
JUNE 30, 2012


SB&F
SANFORD, BAUMEISTER
& FRAZIER, LLP
Certified Public Accountants and Consultants

August 23, 2012

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

Independent Auditors' Report

We have audited the accompanying statement of financial condition of First Western Securities, Inc. as of June 30, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The accompanying supplementary information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements. The supplementary information is required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Sanford, Baumeister + Frazier, LLP

SANFORD, BAUMEISTER & FRAZIER, LLP

Keeping you in the black, not in the dark

Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax



www.sbf-cpa.com

FIRST WESTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash in bank	$ 60,351	
Commissions receivable	375,171	
Clearing deposits	71,756	
Related party receivable	27,657	
Deferred income taxes	945	
Furniture and equipment, at cost, less accumulated depreciation of $19,966	1,104	
TOTAL ASSETS		$ 536,984

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions and wages payable	$ 54,162	
Commissions payable to independent agents	297,741	
Accrued accounts payable	32,254	
Federal income tax payable	9,576	
Total Liabilities		$ 393,733
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding	8,897	
Additional paid-in capital	66,478	
Retained earnings	67,876	
Total Stockholders' Equity		143,251
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 536,984

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2012

REVENUES		
Commissions	$ 3,738,291	
Investment advisory fees	591,840	
Interest income	76,162	
Total Revenues		$ 4,406,293
EXPENSES		
Employee compensation	832,654	
Independent agent commissions	2,915,690	
Clearing charges	121,575	
Other operating expenses	380,647	
Total Expenses		4,250,566
INCOME BEFORE FEDERAL INCOME TAX		155,727
FEDERAL INCOME TAXES		46,245
NET INCOME		$ 109,482

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE - June 30, 2011	$ 8,897	$ 66,478	$ 113,394	$ 188,769
Stockholder distributions			(155,000)	(155,000)
Net income			109,482	109,482
BALANCE - June 30, 2012	$ 8,897	$ 66,478	$ 67,876	$ 143,251

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 109,482	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,610	
Deferred taxes	(279)	
(Increase) decrease in operating assets:		
Commissions receivable	(71,254)	
Related party receivable	(17,618)	
Clearing deposits	(1,288)	
Increase (decrease) in operating liabilities:		
Commissions and wages payable	(13,484)	
Accrued accounts payable	(11,676)	
Commissions payable to independent agents	17,292	
Federal income tax payable	(1,773)	
Net Cash Provided by Operating Activities		$ 12,012
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales proceeds from money market mutual fund	3,504	
Purchase of equipment	(232)	
Net Cash Provided by Investing Activities		3,272
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(155,000)	
Net Cash Used in Financing Activities		(155,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(139,716)
CASH AND CASH EQUIVALENTS - Beginning of Year		200,067
CASH AND CASH EQUIVALENTS - End of Year		$ 60,351

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Federal income tax paid	$ 48,297

The accompanying notes to financial statements
are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The predominance of its customers lives in Texas and Oklahoma.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles. Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2012 consist of cash in bank.

During the year ended June 30, 2012, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. Management believes the risk of incurring material losses related to this credit risk is remote.

COMMISSIONS RECEIVABLE

Commission receivable is reported at the amount management expects to collect on balances outstanding at year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2012. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2012, the Company recognized no bad debt expense.

FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2012 amounted to $2,610.

RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2012 was $750.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

INCOME TAXES

The Company accounts for income taxes in accordance with generally accepted accounting principles which require the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification §740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements. Federal tax returns for the years ending June 30, 2009, 2010, and 2011 and Texas Franchise tax returns for the years ending June 30, 2008, 2009, 2010, and 2011 are still subject to examination.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – CLEARING DEPOSITS

As of June 30, 2012, the Company has a combined balance of $71,756 on deposit with First Clearing, LLC and Southwest Securities, Inc. (its previous clearing broker). The Company was required to maintain a clearing deposit balance with these clearing brokers for the execution of investment trades.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $111,482 that was $61,482 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 3.53 to 1.

NOTE 5 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2012, the Company elected to make a $15,000 discretionary contribution.

NOTE 7 - FEDERAL INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax asset of $945 as of June 30, 2012 relates to accumulated tax depreciation being less than accumulated book depreciation by $2,780.

The federal income tax payable at June 30, 2012 is calculated as follows:

Federal Income Tax Payable	
Income per financial statements	$ 155,727
Timing differences:	
Depreciation	823
Permanent differences:	
Meals and entertainment	4,800
Income for federal income tax purposes	161,350
Effective federal income tax rate	28.62%
Current federal income tax expense per tax return	46,176
Less: Federal income tax deposits made	(36,600)
Federal Income Tax Payable	$ 9,576

The components of federal income tax expense for the year ended June 30, 2012 are as follows:

Current	$ 46,176
Other	348
Deferred	(279)
Federal Income Tax Expense	$ 46,245

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

NOTE 8 - OPERATING LEASE

The Company was committed to leasing its present office location through August 31, 2013. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2012 was $30,329 and is included in other operating expenses on the statement of income.

The future minimum rental payments based upon the base amounts under the non-cancelable operating lease are as follows:

Year Ending June 30,	Amount
2013	$ 5,080
Total	$ 5,080

NOTE 9 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2012.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 23, 2012, which is the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2012

SCHEDULE I

FIRST WESTERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2012

NET CAPITAL		
Total stockholders' equity - book purposes	$	143,251
Deductions		(30,665)
Total Stockholders' Equity Qualified for Net Capital		112,586
Allowable credits or other deductions		-
Total Capital and Allowable Credits		112,586
Deductions and/or Charges		
Non-allowable assets:		
Property and equipment - net of accumulated depreciation		1,104
Total Deductions and/or Charges		1,104
Net Capital Before Haircuts on Securities Positions		111,482
Haircuts on Securities		-
Net Capital	$	111,482
AGGREGATE INDEBTEDNESS		
Commissions and wages payable	$	54,162
Commissions payable to independent agents		297,741
Accrued accounts payable		32,254
Federal income tax payable		9,576
Total Aggregate Indebtedness	$	393,733
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required pursuant to Rule 15c3-1	$	50,000
Excess net capital at 1000% (or $50,000, whichever is greater)	$	61,482
Ratio of aggregate indebtedness to net capital		3.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(included in Part II of FORM X-17A-5 as of June 30, 2012)		
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$	116,867
Audit adjustment for federal income tax related items		(5,385)
Net Capital per Above	$	111,482

SCHEDULE II

FIRSTWESTERN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2012

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2012.

SB&F
SANFORD, BAUMEISTER & FRAZIER, LLP
Certified Public Accountants and Consultants

August 23, 2012

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

In planning and performing our audit of the financial statements of First Western Securities, Inc. (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Keeping you in the black, not in the dark

Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax



www.sbf-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister + Frazier, LLP

SANFORD, BAUMEISTER & FRAZIER, LLP

SB&F
SANFORD, BAUMEISTER
& FRAZIER, LLP
Certified Public Accountants and Consultants

August 23, 2012
Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

**INDEPENDENT ACCOUNTANTS' REPORT
ON THE SIPC ANNUALASSESSMENT
REQUIRED BY SEC RULE 17a-5**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2012, which were agreed to by First Western Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Western Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Western Securities, Inc.'s management is responsible for First Western Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7and in the related schedules and working papers and in related Form X-17A-5 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting that this step was not applicable since there was not an overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister + Frazier, LLP

SANFORD, BAUMEISTER & FRAZIER, LLP

Keeping you in the black, not in the dark

Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax



www.sbf-cpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P. O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

mailed 8/10/12

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037613 FINRA JUN
FIRST WESTERN SECURITIES INC
669 AIRPORT FWY STE 409
HURST TX 76053-3964

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CRAIG KILPATRICK 817 553-144?

2. A. General Assessment (item 2e from page 2)		$ 1267.40
B. Less payment made with SIPC-6 filed (exclude interest) March 13, 2012 (Date Paid)		(659.98)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		659.98
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 659.98	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Securities, Inc
(Name of Corporation, Partnership or other organization)

Craig Kilpatrick
(Authorized Signature)

CFO
(Title)

Dated the 10 day of AUGUST, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMIN/ 3ON OF "SIPC NET OPERATING ⊦ /ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2011
and ending 6/30/2012

,m No.	Eliminate cents
.a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,330,131
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,330,131
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,671,130
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	121,575
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 30,465	
Enter the greater of line (i) or (ii)	30,465
Total deductions	3,823,170
2d. SIPC Net Operating Revenues	$ 506,961
2e. General Assessment @ .0025	$ 1,267.40

(to page 1, line 2.A.)

FIRST WESTERN SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2012
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
(WITH INDEPENDENT AUDITORS' REPORT THEREON)